Exhibit 1

FOR IMMEDIATE RELEASE	2 May 2019

WPP PLC (“WPP”)

Directors’ Interests

On 1 May 2019, WPP was notified of changes in the share ownership of an executive director of WPP, pursuant to the vesting of the first of three tranches of a special one-off award (“Award”) granted to Mark Read on his appointment as joint Chief Operating Officer of WPP in 2018, prior to his appointment as Chief Executive Officer of WPP.

On 1 May 2019, Mark Read became entitled to receive 42,687 ordinary shares pursuant to the Award. On 1 May 2019, Mark Read sold 20,104 of these ordinary shares, at a price of £9.68 per ordinary share, to cover the UK tax liability arising on the award, and retained 22,583 of these ordinary shares.

At today’s date, Mark Read’s shareholding in WPP is 191,355 ordinary shares.

Contact:

Chris Wade, WPP +44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications +44 (0)7710 130634

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